Exhibit 99.2




                           Review and Recommendations
                             Ray 1-4 Mineral Claims
                            Rock Hill Quadrangle Area
                                Esmeralda County
                                   Nevada, USA




Prepared by:  Western Minerals Inc.




For: Ares Ventures Corp.




Dated: October 6, 2008
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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Contents                                                                      2

Illustrations                                                                 3

0.0    Summary                                                                4

1.0    Introduction and Terms of Reference                                    5
1.1    Glossary                                                               5

2.0    Disclaimer                                                             7

3.0    Property Description and Location                                      7

4.0    Accessibility, Climate, Local Resources,
       Infrastructure and Physiography                                        8

5.0    History                                                                9

6.0    Geological Setting
6.1    Regional Geology                                                      10
6.2    Local Geology                                                         10
6.3    Property Geology                                                      10
6.4    Deposit Type                                                          11
6.5    Mineralization                                                        11

7.0    Exploration
7.1    Geophysics of the Ray 1-4 Mineral Claims                              11
7.2    Geochemistry of the Ray 1-4 Mineral Claims                            12

8.0    Drilling                                                              12

9.0    Sampling Method and Approach                                          12
9.1    Results                                                               12

                                       2
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                                                                            Page
                                                                            ----

10.0   Sample Preparation, Analyses and Security                             12

11.0   Data Verification                                                     13

12.0   Adjacent Properties                                                   13

13.0   Mineral Processing and Metallurgical Testing                          13

14.0   Mineral Resource and Mineral Reserve Estimates                        13

15.0   Other Relevant Data and Information                                   13

16.0   Interpretation and Conclusions                                        14

17.0   Recommendations                                                       14
17.1   Recommended Drilling                                                  15

18.0   References                                                            15

19.0   Author's Qualifications and Certification                             16

                                  Illustrations

                                                                    Location
                                                                    --------

Figure 1.    Location Map, As Shown                               after page 4

Figure 2.    Claim Area Map, As Shown                             after page 7

Figure 3a.   Regional Geology Map, 1: 250,000                     after page 10

Figure 3b.   Legend to Accompany Figure 3a.                       after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                          after page 11

                                       3
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0.0 Summary

The Ray property comprises a total of 82.64 acres. Ares Ventures Corp., a Nevada, U.S.A. company is the beneficial owner of the mineral claims.

The general claim area is underlain by unconsolidated material comprised of and/or desert wash, colluvium, alluvium and playa deposits of Quaternary age.

The bedrock units in the local, surrounding area appear to be of sedimentary origin and/or their metamorphic equivalent of Upper Cambrian to Ordovician age, sedimentary and volcanic rock units of from Permian to Jurassic and intrusive to volcanic rock unit ranging from alkaline dioritic units to calc-alkaline granitic units that range in age from the Jurassic into the Tertiary. The claim area lies on the flank of the Columbus Salt Marsh between the Candalaria Hills on the west Monte Cristo Range on the east.

The underlying rock units exhibit a distinctive aeromagnetic pattern that could indicate a response to deformation due to structural features, such as faulting, folding and rock alteration. All of the mineral claim area is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated these structurally prepared zones. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits such as thrust faults in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance mobile metal ion (MMI) soil geochemistry program and subsequent IONIC leach digestion. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

                                       4
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                        Figure 1. Location Map, As Shown




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1.0   Introduction, Terms of Reference

The report of "Ray 1-4 Mineral Claims, Rock Hill Quadrangle Area, Esmeralda County, Nevada, USA", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Ares Ventures Corp. The author of this report is a Qualified Person. He is a registered Professional Geoscientist and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 37 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

     (Specific to a Report on the Ray 1-4 Mineral Claims, by James W. McLeod, P. Geo., Consulting Geologist dated October 6, 2008 on behalf of Ares Ventures Corp.)

     Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

     Alluvium - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA many in filled valleys, often between mountain ranges were deposited with alluvium.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Aphanitic - fine grained crystalline texture.

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     Blind-basin - a basin  practically  closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

     Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

     Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

     Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

     Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

     Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

     Overburden or Drift Cover - any loose material which overlies bedrock.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

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     Plutonic,  igneous or  intrusive  rock - usually a medium to coarser  grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

     Quarternary - the youngest period of the Cenozoic era.

     Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

     Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

     Trachyte - fine grained or glassy equivalent of a syenite.

     Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Ray mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:

         Name             Area               Good to Date
         ----             ----               ------------
         Ray 1            20.66 ac.          Sept. 1, 2009
         Ray 2            20.66 ac.          Sept. 1, 2009
         Ray 3            20.66 ac.          Sept. 1, 2009
         Ray 4            20.66 ac.          Sept. 1, 2009

                                       7
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                       Figure 2. Claim Area Map, As Shown



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The beneficial  owner of the above listed mineral claims is Ares Ventures Corp.,
Contact person, Shane Ellis, President/Director, 4600 Lamont Street, #4 - 327, San Diego, CA 92109-3535.

The Ray 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County, Rock Hill Quadrangle Area, (see Figure 2). At the center of the property the latitude is 38(degree) 09.171' N and the longitude is 117(degree) 54.75' W. The claims are motor vehicle accessible from the Town of Tonopah, Nevada by traveling 51 miles northwest along Highway 95 past the Coaldale junction to a dirt road traveling east-northeast from the highway. This road is then taken for 2.5 miles to the Ray mineral claims.

4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Ray property lies in the west central area of the State of Nevada, 51 miles northwest of the Town of Tonopah on Highway 95 and is accessible from Highway 95 by traveling 2.5 miles to the east-northeast to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent. This amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F(degree) with low spells down to -20 F(degree).

The Town of Tonopah offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles south of Tonopah by paved road (Highway 95).

Infrastructure   such  as  highways   and   secondary   roads,   communications,
accommodations and supplies that are essential to carrying-out an exploration and development program are at hand, between Tonopah, Goldfield and Las Vegas.

                                       8
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The  physiography  of the Ray property is very low west sloping  terrain  toward
Highway 95. Much of this general area with many broad open valleys and moderately high mountain ridges hosts sagebrush and other desert plants on the low hill slopes.

Mining holds an historical and contemporary place in the development and economic well being of the area.

The claim area ranges in elevation from 4,600' - 4,650' mean sea level. The physiographic setting of the property can be described as open desert in the broad valley within a mosaic of moderately rugged mountains on the west and east well beyond the claim boundaries. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably, but quite deep because of its close proximity to the Columbus Salt Marsh.

5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation. The Tonopah District while mainly in Nye County is on the edge of nearly all of the gold-silver camps of Esmeralda County, if not strictly in location then certainly as a headquarters and supply depot for the general area. The Tonopah Camp produced mainly silver with some gold from quartz veins in Tertiary volcanic rocks. The period 1900-1921 saw the Camp produce from
6.4 million tons of ore, 138 million ounces of silver and 1.5 million ounces of gold or an average of 22 oz/ton silver and slightly less than 1/4 oz/ton gold, very rich ore by current standards.

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6.0 Geological Setting

6.1 Regional Geology

The regional geology of Nevada is depicted as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature may suggest E-W compression that may have expression as low angle thrust faults on walls of some canyons (see Figure 3a). Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

6.2 Local Geology

The local geology about the Candalaria Hills to the west of the Ray 1-4 mineral claims is an observed, large thrust fault. Older Ordovician aged rocks units are faulted at a relatively low angle toward the east or southeast bringing these older rock units over top of the younger Triassic units. The same Ordovician age rock units are in places thrust over by older Permian age rock units. This significant structural event was named the Monte Cristo thrust and appears to have a possible causative effect on the mineralization in the area.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock could be sought after in those areas.

6.3 Property Geology

The geology of the Ray property area may be described as being underlain by Quaternary age sediments comprised of desert wash, collovium, alluvium and playa deposits. This younger covered basin within a larger surrounding area of rock exposure and some known mineral occurrences exhibit a good geological setting and a good target area in which to conduct mineral exploration.

                                       10
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                  Figure 3a. Regional Geology Map, 1: 250,000




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                   Figure 3b. Legend to Accompany Figure 3a.




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6.4 Deposit Type

The deposit types that are found occurring in the regional and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types has been recognized in the general area.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and MMI soil sampling of the Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissure vein replacement in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Ray 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

The Ray property is seen to lie between a number of slightly higher and lower magnetic remnants. The zero change in gradient in the immediate claim area suggests an in-filled basin feature of unknown depth i.e. possibly related to a structural feature that could reflect a rock contact or alteration zone. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

                                       11
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                     Figure 4. Aeromagnetic Map, 1:250,000



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7.2 Geochemistry of the Ray 1-4 Mineral Claims

To the best of the authors' knowledge, the Ray 1-4 mineral property has not undergone any detailed ground exploration work including geochemistry which may have usefulness in this area.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Ray mineral claims.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The sample grid location is recorded with a global positioning system (GPS) that is marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a two phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

The relatively new method for soil sampling called mobile metal ions (MMI) theory may be very useful in our initial exploration endeavors. The samples in

                                       12
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the desert  climates are taken  consistently  from between 4" and 8" in the soil layer below the organic zone. The samples undergo selective digestion by the IONIC leach method and subsequent analyses by induction coupled plasma (ICP) for the chosen metal package. The cost of taking the MMI samples, the IONIC leach and the analyses are more expensive than the standard method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Ray 1-4 mineral claims occur in a general area that probably has undergone some prospecting in the past. The general area has known molybdenum, as well as gold and silver potential. The Ray property does not have immediately adjacent mineral properties.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Ray property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Ray property has been presented in this report.

                                       13
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16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, possibly lower grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Ray 1-4 mineral claims.

17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralizing system. The drift covered parts of the property offer good exploration targets because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as aeromagnetics may indicate possible exploration areas of interest within the Ray 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance MMI soil geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive and encouraging results being obtained from the preceding phases:

Phase 1

Detailed prospecting, mapping and soil geochemistry.
The   estimated   cost  for  this   program  is  all
inclusive. The timeline for accomplishing this phase
of  fieldwork  including  the  turn-around  time  on
analyses is approximately two months                                  $ 8,500

Phase 2

Magnetometer   and   VLF    electromagnetic,    grid
controlled   surveys  over  the  areas  of  interest
determined  by the Phase 1 survey.  Included in this
estimated  cost  is  transportation,  accommodation,
board, grid installation,  two geophysical  surveys,
maps and report                                                         9,500

                                       14
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Phase 3

Induced  polarization  survey  over grid  controlled
anomalous  area of  interest  outlined  by Phase 1&2
fieldwork.  Hoe or bulldozer trenching,  mapping and
sampling of bedrock anomalies. Includes assays, maps
and reports                                                            25,000
                                                                      -------

                                       Total                          $43,000

17.1 Recommended Drilling

No recommendations for drilling on the Ray 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision possibly could then be made.

18.0 References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

Plouff, Donald, 1990: Aeromagnetic Map of Nevada, Tonopah Sheet, Nevada Bureau of Mines and Geology.

                                       15
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Ross, Donald C., 1961:  Geology and Mineral Deposits of Mineral County,  Nevada.
Bulletin 58, Nevada Bureau of Mines and Geology.

19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 4590 Deodar Road, P.O. Box 3540, Silver Springs, NV 89429.

     2.0 I am a graduate of the University of British Columbia (1969), B. Sc. (Major Geology).

     3.0 I am a member in good standing of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of The Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 38 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Ray 1-4 Mineral Claims, Rock Hill Quadrangle Area, Esmeralda County, Nevada, USA." dated October 6, 2008 (the Technical Report) relating to the Ray mineral property.

     7.0 I have had prior involvement in the general area and specifically the areas west, east and south of the Ray mineral claims.

                                       16
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     8.0  I am not aware of any material  facts or material  change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Ray 1-4 mineral claims nor Ares Ventures Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Silver Springs, Nevada this 6th Day of October 2008.


                                              /s/ James W. McLeod, P. Geo.
                                              ----------------------------------
                                              James W. McLeod, P. Geo.
                                              Consulting Geologist

                                       17